Mail Stop 6010

July 18, 2008

Robert Shallish
Chief Financial Officer
CONMED Corporation
525 French Road
Utica, New York 13502

      **Re:    CONMED Corporation**
             **Form 10-K for the fiscal year ended December 31, 2007**
             **Filed February 26, 2008**
             **File No. 000-16093**

Dear Mr. Shallish:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis Financial Condition and Results of Operations, page 34

Critical Accounting Policies, page 36

1.      We see that you report a significant intangible asset for customer lists that is being amortized over a weighted average life of 36 years. We also see the broad policy statements about how you periodically evaluate the useful life and fair value of amortizing intangibles. However, in light of the usually long life assigned to the customer relationship asset, in future filings please make disclosure that specifically addresses your policies and procedures for evaluating the useful life and fair value of the customer list asset. Also address how assumptions about customer activity and attrition have compared to that expected when the components of the asset were recorded and address the factors specific to this asset that might lead to impairment.

Form 8-K Dated April 24, 2008

2.      We see that you present non-GAAP measures in the header to the earnings release without equal or greater presentation of the comparative measures determined according to GAAP. In future earnings releases please provide the comparative measures determined according to GAAP with equal or greater prominence or delete the non-GAAP measures from the header to the release.

3.      As a related matter, we refer to the disclosures of non-GAAP operating margin and non-GAAP EBITDA margin under the caption "Year over Year Quarterly Highlights." Tell us how your presentation of and disclosures about these measures are complete under the Item 10(e)(i) of Regulation S-K.

4.      Please provide us the calculations of non-GAAP EBITDA margin and non-GAAP operating margin. It appears that these measures may eliminate recurring items. Accordingly, please also tell us how your presentations consider the guidance from Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

5.      In the paragraph beginning "CONMED has started 2008 with an exceptional first quarter…" there is discussion of a non-GAAP measure without equal or greater prominent discussion of the comparable GAAP measure. Please revise the narratives in future earnings releases to comply with Item 10(e)(i)(A) of Regulation S-K.

6.      We refer to the reconciliation of reported net income to net income before unusual items.  In future earnings releases please expand the paragraph at the bottom of the disclosure to state why management believes the non-GAAP measures provide a "useful presentation of operating performance."  Refer to Item 10(e)(i)(C) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments.  In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,


Gary Todd
Reviewing Accountant